Ivory Parent, LLC

Financial Statements

Year ended December 31, 2024 and 2023

Ivory Parent, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and management of STORE Capital LLC, administrative manager of Ivory Parent, LLC
To the Members of Ivory Parent, LLC

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Ivory Parent, LLC (the Company) as of December 31, 2024 and 2023, the related statements of operations, members' equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of investment in unconsolidated real estate affiliate
Description of the Matter
At December 31, 2024, the Company’s investment in unconsolidated real estate affiliate was
$5.3 billion. As described in Notes 2 and 4 to the financial statements, the Company has elected the fair value option for its investment in unconsolidated real estate affiliate. Determining the fair value of its unconsolidated real estate affiliate requires the use of significant assumptions that are classified as Level 3 measurements within the fair value hierarchy and requires management to make significant judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates used in the measurements.

Auditing the fair value of the Company’s investment in unconsolidated real estate affiliate was complex and required specialized skills and knowledge due to the judgment and estimation involved in determining the fair value of the real estate investments held by the unconsolidated real estate affiliate. In particular, the Company utilized significant unobservable inputs including capitalization rates and discount rates, to determine the fair value of the real estate investments.

How We Addressed the Matter in Our Audit
We obtained an understanding over the process for determining the fair value of the unconsolidated investment in real estate affiliate. This included the process over management’s assessment of the significant unobservable inputs and estimates included in the fair value measurement.

Our audit procedures included, among others, evaluating the valuation techniques used by the Company and testing significant unobservable inputs, estimates and the mathematical accuracy of the Company’s valuation calculations. For certain real estate investments, we involved our valuation specialists to assist in the application of these procedures. We compared significant unobservable inputs and underlying data used in the Company’s valuations to underlying agreements, information available from third-party sources and market data. We searched for and evaluated information that corroborates or contradicts the Company’s inputs and assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2023.
Phoenix, Arizona

March 11, 2025

Ivory Parent, LLC
Balance Sheets
(In thousands)

	December 31, 2024	December 31, 2023
Assets
Investments:
Investments in unconsolidated real estate affiliate	$5,346,459	$4,730,622
Total assets	$5,346,459	$4,730,622

Liabilities and equity
Liabilities:
Accrued expenses	$335	$270
Due to related party	11	11
Total liabilities	346	281
Equity:
Members’ equity	4,371,414	4,451,911
Retained earnings	974,699	278,430
Total equity	5,346,113	4,730,341
Total liabilities and equity	$5,346,459	$4,730,622

Ivory Parent, LLC
Statement of Operations
(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Income:
Income from unconsolidated real estate affiliates	$360,942	$259,041
Interest income	—	460
Total income	360,942	259,501
Expenses:
Professional fees	630	270
Related party administrative fees	27	11
Total expenses	657	281
Net operating income	360,285	259,220
Unrealized gain on investments in unconsolidated real estate affiliates	335,984	19,210
Net income	$696,269	$278,430

Ivory Parent, LLC
Statement of Members’ Equity
For the Years Ended December 31, 2024 and 2023
(In thousands, except unit data)

	Members' Units		Members’ Equity
	Ivory OSREC OS Aggregator LLC	SuNNNy Days LLC	Ivory OSREC OS Aggregator LLC	SuNNNy Days LLC	Total Members’ Equity
Balance at January 1, 2023	—	—	$—	$—	$—
Members’ contributions	238	762	1,151,337	3,567,032	4,718,369
Members’ distributions	—	—	(70,901)	(189,654)	(260,555)
Net income	—	—	65,897	212,533	278,430
Ownership transfer	88	(88)	385,651	(385,651)	—
Non-cash distribution to Members	—		(1,557)	(4,346)	(5,903)
Balance at December 31, 2023	326	674	$1,530,427	$3,199,914	$4,730,341
Members' contributions	—	—	145,000	150,794	295,794
Members' distributions	—	—	(174,785)	(201,506)	(376,291)
Net income	—	—	338,254	358,015	696,269
Ownership transfer	164	(164)	774,635	(774,635)	—
Balance at December 31, 2024	490	510	$2,613,531	$2,732,582	$5,346,113

Ivory Parent, LLC
Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating activities
Net income	$696,269	$278,430
Adjustments to net income:
Income from unconsolidated real estate affiliate	(360,942)	(259,041)
Unrealized gain on investments in unconsolidated real estate affiliates	(335,984)	(19,210)
Distributions received from unconsolidated real estate affiliates	376,883	260,095
Changes in operating liabilities:
Accrued expenses	65	270
Due to related party	—	11
Net cash provided by operating activities	376,291	260,555
Investing activities
Investments in unconsolidated real estate affiliates	(295,794)	(4,718,369)
Net cash used in investing activities	(295,794)	(4,718,369)
Financing activities
Members’ contributions	295,794	4,718,369
Members’ distributions	(376,291)	(260,555)
Net cash (used in) provided by financing activities	(80,497)	4,457,814

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

Supplemental disclosure of noncash financing activities:
Noncash distribution to Members	$—	$5,903

Ivory Parent, LLC
Notes to Financial Statements
December 31, 2024
1. Organization

Ivory Parent, LLC (the “Company”) is a Delaware limited liability company formed on August 30, 2022 for the sole purpose of investing in STORE Capital LLC (“STORE Capital” or “STORE”), a Delaware limited liability company formed on August 30, 2022, and Waterparks LLC, a Delaware limited liability company formed on January 30, 2023. In accordance with the Operating Agreement, the units of the Company are owned by SuNNNy Days LLC (“SuNNNy”) and Ivory OSREC OS Aggregator LLC (“OSREC” and, together with SuNNNy, the “Members”). The Company owned a 51% interest in STORE Capital LLC and Waterparks LLC from February 3, 2023 through December 30, 2023. On December 31, 2023, Ivory Parent, LLC distributed its interest in Waterparks LLC to its Members. As of December 31, 2024, the Company held a 51% ownership in STORE Capital and had no ownership interest in Waterparks LLC.

On September 15, 2022, STORE Capital Corporation, the Company and Ivory REIT, LLC, a Delaware limited liability company (“Merger Sub” and, together with Parent, the “Parent Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Parent Parties are affiliates of GIC, a global institutional investor, and funds managed by Blue Owl Capital. On February 3, 2023 (the “Closing Date”), pursuant to the terms and subject to the conditions set forth in the Merger Agreement, STORE Capital Corporation merged with and into Merger Sub (the “Merger”) with Merger Sub surviving (the “Surviving Entity”), and the separate existence of STORE Capital Corporation ceased. Immediately following the completion of the Merger, the Surviving Entity changed its name to STORE Capital LLC. As of the Closing Date of the Merger, the common equity of STORE Capital Corporation is no longer publicly traded.

STORE Capital, LLC, the successor of STORE Capital Corporation, a Maryland corporation, was incorporated under the laws of Maryland on May 17, 2011 to acquire single-tenant operational real estate to be leased on a long-term, net basis to companies that operate across a wide variety of industries within the service, service-oriented retail and manufacturing sectors of the United States economy. On November 21, 2014, the Company completed the initial public offering of its common stock. The shares traded on the New York Stock Exchange from November 18, 2014 through the Closing Date under the ticker symbol “STOR”.
2. Summary of Significant Accounting Principles

Basis of Accounting
The accompanying financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary, or if the Company has the power to control an entity through a majority of voting interest or through other arrangements.

Variable Interest Entities

A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties; (ii) whose equity holders lack the characteristics of a controlling financial interest; and/or (iii) is established with non-substantive voting rights. A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. This assessment may involve subjectivity in the determination of which activities most significantly affect the VIE’s performance and estimates about current and future fair value of the assets held by the VIE and financial performance of the VIE. In assessing its interests in the VIE, the Company also considers interests held by its related parties, including de facto agents. Additionally, the Company assesses whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In performing the related party analysis, the Company considers both qualitative and quantitative factors, including, but not limited to: the characteristics and size of its investment relative to the related party; the Company’s and the related party's ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Company or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE’s business activities to those of the Company and the related party. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, may involve significant judgment, and depends upon facts and circumstances specific to an entity at the time of the assessment.

At each reporting period, the Company reassesses whether changes in facts and circumstances cause a change in the status of an entity as a VIE, and/or a change in the Company's consolidation assessment. Changes in consolidation status are applied prospectively. An entity may be consolidated as a result of this reassessment, in which case, the assets, liabilities and noncontrolling interest in the entity are recorded at fair value upon initial consolidation. Any existing equity interest held by the Company in the entity prior to the Company obtaining control will be remeasured at fair value, which may result in a gain or loss recognized upon initial consolidation. However, if the consolidation represents an asset acquisition of a voting interest entity, the Company's existing interest in the acquired assets, if any, is not remeasured to fair value but continues to be carried at historical cost. The Company may also deconsolidate a subsidiary as a result of this reassessment, which may result in a gain or loss recognized upon deconsolidation depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of any interests retained.
Unconsolidated VIEs

During 2023, the Company held variable interests in STORE Capital LLC and Waterparks LLC, VIEs which were not consolidated. As of December 31, 2023, variable interest in Waterparks LLC was transferred out of the Company, leaving only STORE Capital LLC as an unconsolidated VIE. While the Company may have the obligation to absorb losses and a right to returns that could potentially be significant, it does not have substantive participation in significant decisions that most significantly impact the VIE’s economic performance. The Company accounts for investments in this entity under the equity method (Note 3). The Company's involvement with this entity is in the form of equity interests and administrative fee arrangements. The maximum exposure to loss in this entity is limited to the amount of the Company's equity investment. As of December 31, 2024 and as of December 31, 2023, the Company's investment in the unconsolidated VIE(s) was $5.3 billion and $4.7 billion, respectively.
Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.
Fair Value Option

The fair value option provides an option to elect fair value as a measurement alternative for selected financial instruments. The fair value option may be elected only upon the occurrence of certain specified events, including when the Company enters into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is irrevocable unless a new election event occurs.

The Company has elected to account for its investments in STORE Capital LLC and Waterparks LLC under the fair value option.
Fair Value Measurement

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, the Company makes adjustments to estimated fair values to appropriately reflect counterparty credit risk as well as the Company's own credit-worthiness.

The estimated fair value of financial assets and financial liabilities are categorized into a three tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

•Level 1—Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access.
•Level 2—Significant inputs that are observable, either directly or indirectly. These types of inputs would include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets in inactive markets and market-corroborated inputs.
•Level 3—Inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. These types of inputs include the Company’s own assumptions.

Where the inputs used to measure the fair value of a financial instrument falls into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement. Due to the inherently judgmental nature of Level 3 fair value, changes in assumptions or inputs applied as of reporting date could result in a higher or lower fair value, and realized value may differ from the estimated unrealized fair value.
Investments in Unconsolidated Real Estate Affiliate

The Company has elected the fair value option (“FVO”) for its noncontrolling ownership interests in unconsolidated real estate affiliates and therefore reports these investments at fair value in investment in unconsolidated real estate affiliate on the balance sheet. Changes in the fair value of equity method investments under the FVO are recorded as unrealized gain on investments in unconsolidated real estate affiliates in the statement of operations.

Distributions received from unconsolidated real estate affiliates are classified using the cumulative earnings approach. In general, distributions received are considered returns on the investment and classified as cash inflows from operating activities. Investments made for unconsolidated real estate affiliates are classified as cash outflows from investing activities in the statement of cash flows.
Cash and Cash Equivalents

The Company does not generally hold cash on deposit in its bank accounts and as of December 31, 2024 and December 31, 2023, respectively, the Company has no cash, cash equivalents or restricted cash recorded on the balance sheet. Cash inflows from Members’ contributions are generally used to make additional investments in unconsolidated real estate affiliate. Cash inflows to the Company from distributions received from unconsolidated real estate affiliate are generally returned to the Members of the Company in the form of distributions.
Income Taxes

As a limited liability company, the Company is generally not subject to income taxes. The income or loss of Ivory Parent, LLC flows through to its Members who are responsible for including their share of the taxable results of operations on their respective tax return. Furthermore, the capital accounts and income reflected in the accompanying financial statements could differ from amounts reported on federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes.

In accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, the Company has determined that no uncertain tax positions exist as of December 31, 2024 or December 31, 2023. If applicable, the Company will recognize interest and penalties related to underpayment of income taxes as income tax expenses. As of December 31, 2024 and December 31, 2023, the Company had no amounts recorded or reflected in the statement of operations related to recognized income tax benefits or accrued interest and penalties.

The Company’s 2023 tax returns are subject to examination by federal and state taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

The current accounting practices include the review of uncertain tax positions by management on a regular basis with adjustments and disclosures made in accordance with GAAP.

Subsequent Events

Management has evaluated subsequent events through March 11, 2025, the date the accompanying financial statements were available to be issued. On February 24, 2025, SuNNNy entered into a Membership Interest Purchase Agreement with OSREC and other funds managed by Blue Owl Capital (collectively, “Blue Owl Funds”), pursuant to which Blue Owl Funds acquired SuNNNy’s units in the Company, resulting in Blue Owl Funds owning 100% of the interest of the Company and 51% indirect ownership in STORE.

3. Investments in Unconsolidated Real Estate Affiliate
As of December 31, 2024, the Company’s investment in unconsolidated real estate affiliates is represented by the following (in thousands):

Entity	December 31, 2024	December 31, 2023
STORE Capital LLC	$5,346,459	$4,730,622
Investment in unconsolidated real estate affiliate	$5,346,459	$4,730,622

For investment in unconsolidated real estate affiliate, the liabilities of the investment entities may only be settled using the assets of these entities and there is no recourse to the general credit of the Company for the obligations of these entities. The Company is not required to provide financial or other support in excess of its capital commitments, where applicable, and its exposure is limited to its investment balance.
STORE Capital LLC

On February 3, 2023, the Company made an investment in STORE Capital LLC in connection with its Merger with STORE Capital Corporation, a publicly traded REIT invested in net-lease real estate, in an all-cash, take-private transaction. STORE is an internally managed net-lease REIT that is a leader in the acquisition, investment and management of Single Tenant Operational Real Estate. As of December 31, 2024, STORE’s real estate investments include 3,312 property locations leased or financed to 649 customers who operate their businesses across 138 industries geographically dispersed throughout 49 states. The weighted average remaining noncancelable lease term of STORE’s operating leases with its tenants at December 31, 2024 was approximately
14.1 years.

The primary sectors of the U.S. economy and their proportionate dollar amount of STORE Capital’s investment portfolio at December 31, 2024 are service at 61%, service-oriented retail at 13% and manufacturing at 26%. As of December 31, 2024, STORE’s largest state concentration (Texas) represents 11% of the total dollar amount of its investment portfolio. On an annualized basis, as of December 31, 2024, the largest customer represented approximately 2.4% of STORE’s total investment portfolio revenues.

The Company has elected to account for the investment using the FVO under ASC Topic 825, Financial Instruments. At December 31, 2024, the Company owned 510 units in STORE for a 51.0% interest.
Waterparks LLC

In conjunction with the Merger, STORE Capital LLC transferred its $11.4 million interest in two equity method investments to Waterparks LLC. These equity method investments represent a 20% ownership in two limited liability companies that manage various waterpark entities in the United States and Canada. The Company owned a 51% interest in Waterparks LLC from February 3, 2023 through December 30, 2023. On December 31, 2023, Ivory Parent, LLC distributed its interest in Waterparks LLC to its Members and as of December 31, 2023, the Company had no ownership interest in Waterparks LLC.
Combined Financial Information of Unconsolidated Real Estate Affiliates

The following tables present selected combined financial information of the Company’s unconsolidated real estate affiliates.
Amounts presented represent combined totals at the investee level and not the Company’s proportionate share. The financial information is at the historical cost basis of the unconsolidated real estate affiliates.

Selected Combined Balance Sheet Information (in thousands)

	December 31, 2024	December 31, 2023
Assets
Total real estate investments, net	$12,851,759	$13,262,970
Operating ground lease assets	57,245	52,068
Loans and financing receivables, net	1,941,032	1,103,931
Other assets, net	312,537	329,518
Total assets	$15,162,573	$14,748,487
Liabilities and equity
Liabilities:
Debt	$6,183,107	$5,783,182
Accrued expenses, deferred revenue and other liabilities	394,697	366,107
Total liabilities	6,577,804	6,149,289
Total members’ equity	8,576,645	8,591,154
Noncontrolling interest	8,124	8,044
Total equity	8,584,769	8,599,198
Total liabilities and equity	$15,162,573	$14,748,487
Selected Combined Statements of Operations Information (in thousands)

	Year Ended December 31, 2024	Period from February 3, 2023 through December 31, 2023
Total revenues	$1,152,416	$951,900
Total expenses	1,074,901	993,508
Other (gains) losses	48,525	(73,787)
Net income (loss) before income taxes	126,040	(115,395)
Income tax expense	1,947	23,072
Net income (loss)	124,093	(138,467)
Less: Net income (loss) attributable to noncontrolling interests	900	(60)
Income (loss) attributable to controlling interests	$123,193	$(138,527)

4. Fair Value

Financial assets and financial liabilities carried at fair value on a recurring basis include financial instruments for which the fair value option was elected. Fair value is categorized into a three tier hierarchy that is prioritized based upon the level of transparency in inputs used in the valuation techniques.

The Company has elected the FVO for its investments in unconsolidated real estate affiliates and therefore, reports these investments at fair value. The Company estimates the fair market value of these investments based on its pro rata share of the investments’ equity at fair value. This measurement is classified as Level 3 within the fair value hierarchy. The following are the classes of assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2024 (in thousands):

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Investment in unconsolidated real estate affiliate	$—	$—	$5,346,459	$—	$—	$4,730,622

The fair value of certain underlying assets and liabilities of the unconsolidated real estate affiliates are as follows:

Underlying Assets & Liabilities	Fair Value as of December 31, 2024	Fair Value as of December 31, 2023
Assets
Real estate investments	$16,718,571	$14,903,124
Derivatives, net	32,535	15,393
Liabilities
Debt	5,841,009	5,336,719

The investment’s underlying debt obligations have been derived based on market observable inputs such as interest rates and using estimates of the amount and timing of future cash flows, market rates and credit spreads. These measurements are classified as Level 2 within the fair value hierarchy. The investment’s underlying derivatives are measured under a market approach, using prices obtained from a nationally recognized pricing service and pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy. The investment’s underlying real estate investments are valued on a recurring basis using unobservable inputs and are generally determined using the income capitalization valuation method. These measurements are classified as Level 3 within the fair value hierarchy.
The key Level 3 valuation assumptions include the following:

	2024
	Estimated Fair Value (a)	Valuation Technique	Unobservable Inputs
Investments in unconsolidated real estate affiliate
Real estate investments, net	$15,850,876	Direct capitalization	Capitalization rate range Weighted average capitalization rate	5.50%-10.25% 6.99%
Real estate investments, net	634,104	Discounted cash flow	Capitalization rate range Weighted average capitalization rate Discount rate range Weighted average discount rate	5.75%-10.00% 7.77% 6.75%-11.00% 8.77%

	2023
	Estimated Fair Value (a)	Valuation Technique	Unobservable Inputs
Investments in unconsolidated real estate affiliate
Real estate investments, net	$14,121,922	Direct capitalization	Capitalization rate range Weighted average capitalization rate	5.00%-10.25% 7.10%
Real estate investments, net	576,694	Discounted cash flow	Capitalization rate range Weighted average capitalization rate Discount rate range Weighted average discount rate	6.25%-10.00% 7.59% 7.00%-11.00% 8.59%

(a)In addition to the real estate investment values presented in this column the underlying real estate investments also include loans, direct financing receivables and operating ground lease receivables valued at an aggregate $233.6 million and $204.5 million as of December 31, 2024 and 2023, respectively.

The following table presents changes in recurring fair value assets held for investment (in thousands). Realized and unrealized gains are included in income from unconsolidated real estate affiliates on the statement of operations.

Investments in Unconsolidated Real Estate Affiliates
Fair value at February 3, 2023	$—
Contributions	4,718,369
Distributions - cash	(260,095)
Distributions - noncash	(5,903)
Realized and unrealized gains in investments in unconsolidated real estate affiliates	278,251
Fair value at December 31, 2023	$4,730,622
Contributions	295,794
Distributions - cash	(376,883)
Realized and unrealized gains in investments in unconsolidated real estate affiliates	696,926
Fair value at December 31, 2024	$5,346,459

Unrealized gain on investments in unconsolidated real estate affiliates - 2023	19,210
Unrealized gain on investments in unconsolidated real estate affiliates - 2024	335,984

5. Commitments and Contingencies

From time to time, the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. Such claims could result in the expenditure of significant financial and managerial resources, divert management’s attention from the Company’s business objectives, and adversely affect the Company’s business, results of operations, financial condition and cash flow.
6. Members’ Equity

In connection with the Merger in 2023, the Company issued 1,000 units to its Members for an aggregate cash amount of
$4.2 billion. Ownership transfers occur based on transfer agreements between the Members. During the year, 164 Units were transferred from SuNNNy to OSREC. At December 31, 2024, the Members’ ownership percentage are 49.0% and 51.0% for the OSREC and SuNNNy, respectively.

In accordance with the Company’s operating agreement, Members may receive distributions monthly. Members may be subject to capital calls. Distributions are made pro rata based on the weighted average ownership during the period. Contributions are made pro rata based on the Members’ ownership percentages on the date of the respective capital call.

The Company’s net income or loss is allocated among the Members based on their weighted average ownership percentages on a monthly basis, including adjustment for ownership transfers.

In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, distributions to the Company’s Members shall be made in the following order: (i) first, payment in full of all Company Loans (including all interest accrued thereon), and (ii) thereafter, distributed to the Members.
7. Related Party Transactions

Affiliates include the Company's investments in unconsolidated ventures. Under the terms of an Administrative Management Services Agreement, the Company pays a fee of costs incurred plus 8% to STORE Capital LLC to render certain services, including but not limited to, maintenance of the books and records. Fees incurred for the years ended December 31, 2024 and 2023 were
$27,200 and $10,600, respectively, and are reflected on the statements of operations. As of December 31, 2024, $10,800 remained payable to STORE Capital and is reflected in due to related party on the balance sheet.